Exhibit 99.1

Jaguar Mining Provides Update on Strategic Review Process

JAG - TSX/NYSE

CONCORD, NH, Dec. 15, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) (NYSE: JAG) today provided an update on the strategic review process that it previously announced was initiated by its Board of Directors on November 16, 2011.

The Board has appointed a Special Committee comprised solely of independent directors to review and evaluate any proposals received as part of the strategic review process and to assess whether any such proposal may be more desirable than the continued operation of the Company on a stand-alone basis, and to make recommendations to the Board thereon.  The Special Committee is chaired by Gil Clausen and is comprised of Mr. Clausen, Gary German and John Andrews.

The Company has retained JP Morgan Securities LLC as its financial advisor and Davies Ward Phillips & Vineberg LLP as legal counsel to assist the Board and the Special Committee.

Over the past several weeks, through JP Morgan, the Company has solicited interest regarding a potential change of control or merger transaction with the Company.

Any proposal that may be received will be assessed relative to the inherent value of the Company's unique asset portfolio in order to determine the most effective means of delivering value to the shareholders of Jaguar. There is no assurance that this strategic review process will result in a change of control or merger transaction.

"For a number of months Jaguar's share price has been disconnected from the inherent value of the Company's unique asset portfolio," said Gary German, Chairman of the Board. "The Special Committee has been formed to explore alternatives.  Our Board will not support a transaction that does not deliver adequate value to our shareholders."

The Board intends to provide a further update to shareholders as circumstances warrant, likely in early 2012.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão. Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the strategic review process. These forward-looking statements can be identified by the use of the words "assess", "will" and similar forward looking language. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The forward-looking statements represent our view as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company ,see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

%CIK: 0001333849

For further information:

Investors and Analysts may contact:
Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:
Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:45e 15-DEC-11